1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

August 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:     David L. Orlic

Re:	Golub Capital Direct Lending Corporation
Amendment No. 1 to Registration Statement on Form 10
File Numbers: 000-56303 and 814-01412

Ladies and Gentlemen:

Golub Capital Direct Lending Corporation, a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 000-56303) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated July 29, 2021 from David L. Orlic of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund, relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

Cover page

1.	Please include bolded bullet points describing the lack of a secondary market for shares, limited repurchase opportunities, inability of investors to monetize their investment in a short time frame, and related matters.

Response:

As requested, the Fund has revised the cover page in Amendment No. 1 to include the requested disclosure.

David L. Orlic August 13, 2021 Page 2

Underwriting, page 10

2.	We note the reference to ESG considerations in the investment process. Please briefly identify examples of ESG criteria that will be considered.

Response:

As requested, the Fund has revised the disclosure to reference that GC Advisors’ investment process includes analysis of the likelihood of material ESG-related risk based on the industry and industry subsector of the potential portfolio company, with further diligence and analysis based on this categorization as well as other factors identified during diligence.

Incentive fee, page 21

3.	Please include a fee table consistent with the provisions of Form N-2.

Response:

The Fund respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Fund believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a Fund that is not undertaking a public securities offering and remains at an early stage of development. The Fund respectfully submits that the disclosure requirements of Item 3 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant; the Registration Statement is not a prospectus and is not part of the materials on which any investor would rely in connection with a decision to invest in the Fund’s securities. Consequently, any information included in the Registration Statements and tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Fund’s ongoing private placement of common stock. The Fund further submits that the fees and expenses to be borne by stockholders through the investment advisory agreement and other contractual arrangements are fully described in several places throughout the Registration Statement and would not, in any case, include disclosure related to sales load or offering expenses as required by Item 3 of Form N-2, which are not applicable to the Fund at this time.

4.	Please include a graphic depicting the operation of the incentive fee.

Response:

As requested, the Fund has revised the disclosure to include a graphic depicting the operation of the incentive fee.

David L. Orlic August 13, 2021 Page 3

Subordinated Liquidation Incentive Fee, page 23

5.	Please advise how you determined that the Subordinated Liquidation Incentive Fee is consistent with Section 205 of the Investment Advisers Act of 1940.

Response:

The Fund respectfully submits that the application of the Subordinated Liquidation Incentive Fee to a transaction for non-cash consideration, such as the publicly-traded securities of an acquirer, is consistent with Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Section 205 of the Advisers Act provides that a business development company, such as the Fund, is not prohibited from entering into an investment advisory contract that provides for compensation to its investment adviser based upon “capital gains upon or capital appreciation of the funds of” the business development company; provided that such compensation does not exceed 20% of the business development company’s realized capital gains net of unrealized capital depreciation and realized capital losses. The Fund respectfully submits that it is not aware of any Commission regulations or formal guidance that requires cash consideration in order to have realized gains for purposes of Section 205 of the Advisers Act.

The Fund submits that a liquidation (as defined in the Investment Advisory Agreement) of the Fund may take many forms, including a transaction in which the Fund either merges with and into or contributes substantially all of its assets to another business development company or closed-end fund (or subsidiary thereof) in exchange for consideration comprised of cash, securities or a combination of both, and that such transactions provide the same economic benefit to stockholders of the Fund. The Investment Advisory Agreement, however, provides that a Capital Gain Incentive Fee is calculated based on “net sales price,” and, as a result, a liquidation transaction without a net sales price would not trigger a Capital Gain Incentive Fee. In such circumstances, the Subordinated Liquidation Incentive Fee is intended to compensate GC Advisors for the realized gains from the liquidation transaction, consistent with Section 205 of the Advisers Act.

By its terms, a Subordinated Liquidation Incentive Fee would only be payable upon an Accelerated Liquidity Event, which is defined in the Investment Advisory Agreement to include a transaction in which the consideration consists of cash and/or publicly-listed securities of an acquiring entity. In a transaction where the consideration is exclusively cash, a merger should be treated as a sale of all of the assets of the Fund and trigger payment of a Capital Gain Incentive Fee calculated based on the net sales price paid in the transaction. Upon closing of the cash merger or sale of the Fund’s assets for cash consideration, GC Advisors would be compensated for the gain realized by the stockholders of the Fund pursuant to the Capital Gain Incentive Fee as permitted under Section 205 of the Advisers Act.

David L. Orlic August 13, 2021 Page 4

Regardless of the form of consideration, gain is realized to the same extent; however, where the consideration is non-cash, GC Advisors would not be eligible to receive the Capital Gain Incentive Fee due to the absence of a net sales price. For example, if the Fund were to merge with and into another business development company or closed-end fund with Fund stockholders receiving publicly-traded securities of the acquiring entity as consideration, the Subordinated Liquidation Incentive Fee would compensate GC Advisors for the net gain realized by the Fund’s stockholders on the merger to the same extent as if the transaction had been a sale for purposes of the Investment Advisory Agreement. In such a transaction, GC Advisors would have disposed of Fund investments and realized gains for stockholders and, where the acquiring entity was advised by a third party, would no longer have an opportunity to earn a Capital Gain Incentive Fee on future gain on such investments. The economic benefit to stockholders is exactly the same as a cash transaction, and stockholders would have the ability to recognize their realized gain from the liquidation transaction by selling the publicly-traded securities of the acquiring entity into the public market. The Fund respectfully submits for the reasons described above that the form of the liquidation transaction should not impact the amount of incentive compensation payable to GC Advisors based on realized gains at termination of the Investment Advisory Agreement.

Therefore, the Fund respectfully submits that payment of a Subordinated Liquidation Incentive Fee to GC Advisors in respect of realized gains from a liquidation transaction for non-cash consideration is consistent with Section 205 of the Advisers Act.

6.	Please explain to us a scenario where an adjustment to arrive at adjusted capital would be required for purposes of calculating the Subordinated Liquidation Incentive Fee. Please demonstrate for us the calculation of the Subordinated Liquidation Incentive Fee under this scenario.

Response:

As described above, the Subordinated Liquidation Incentive Fee is intended to compensate GC Advisors for capital appreciation to Fund stockholders in the form of the premium realized by Fund stockholders in excess of the Fund’s net asset value (“NAV”) at the time of such realization. An example of such a transaction would be a merger between the Fund and another business development company or closed end fund in which Fund stockholders receive publicly-traded securities of the acquiring entity that are trading at a premium to the acquiring entity’s NAV at closing. In such a merger, the Fund’s “Adjusted Capital” as calculated pursuant to the Investment Advisory Agreement would equal the NAV of the Fund calculated immediately prior to the closing of the merger. The Subordinated Liquidation Fee is calculated on the premium to NAV realized in a merger in the same manner as if the Fund were to sell its portfolio for cash at a premium and distribute the net proceeds to its stockholders in a liquidating distribution.1 To the extent that the closing market price of the acquiring entity in a merger as of the closing of such as merger results in the acquiring entity paying consideration to Fund stockholders that includes publicly-traded securities and that results in a premium to the NAV per share of the Fund’s common stock, the Fund would pay to GC Advisors the Subordinated Liquidation Incentive Fee in an amount equal to 10.0% of such premium. The Subordinated Liquidation Incentive Fee, therefore, provides for a capital gains performance fee payable to GC Advisors with respect to the premium to NAV, if any, obtained by Fund stockholders upon their receipt of publicly-traded securities of an acquiring entity or with a market value as of the closing of such merger in excess of the Fund’s NAV.

[1]	The Subordinated Liquidation Incentive Fee is calculated based on the proceeds from a “Accelerated Liquidity Event,” which is defined in the Investment Advisory Agreement to include a liquidity event for consideration of cash and/or publicly listed securities of the acquirer.

David L. Orlic August 13, 2021 Page 5

Reporting Obligations, page 35

7.	Please also disclose the other provisions of the Exchange Act which will apply to the registrant following effectiveness.

Response:

As requested, the Fund has revised the disclosure to describe the provisions of the Exchange Act that will apply to the Fund following effectiveness of the Form 10.

We operate in a highly competitive market for investment opportunities..., page 44

8.	We note the reference to covenant-lite loans. Please revise your disclosure to clarify the nature of these loans and describe the heightened risks associated with them.

Response:

The Company respectfully submits that it intends to pursue an investment strategy focused on investing primarily in newly originated first lien, senior secured, floating rate loans in U.S. middle market companies. As disclosed in the Registration Statement, the Company believes that middle market lending includes, among other general characteristics, carefully structured covenant packages. The Company respectfully submits that any so-called “covenant-lite loans” that the Company acquires would not be expected to comprise a material percentage of the Company’s investments and that additional risk disclosure regarding “covenant-lite loans” would be potentially confusing to investors as it would overstate the significance of such risks.

We could have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income, page 55

9.	Please enhance the risk disclosure regarding PIK and OID securities to address the following, to the extent applicable and not already addressed elsewhere in the document:

a.	The higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

David L. Orlic August 13, 2021 Page 6

b.	OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Response:

The Fund respectfully submits that, because OID and PIK investments are not expected to comprise a material percentage of the Fund’s investments, enhanced risk disclosure regarding OID and PIK would be potentially confusing to investors as it would overstate the significance of such risks. The Fund respectfully submits that it is pursuing an investment objective similar to that of Golub Capital BDC, Inc. and Golub Capital BDC 3, Inc., whose portfolios as of June 30, 2021, held 10.8% and 4.9%, respectively, of investments, as a percentage of their respective total investments at fair value, that included a feature permitting a portion of interest due on such investment to be PIK. As noted in the responses below, the Fund respectfully submits that the items noted in the Staff’s comment above are either already addressed elsewhere in the disclosure or should not be added for the reasons noted below.

The Fund respectfully submits that it would be inaccurate to state that OID or PIK securities necessarily have increased credit risk or that PIK securities represent a significantly higher credit risk than coupon loans. However, Amendment No. 1 has been revised to include disclosure in the risk factor entitled “We are subject to credit and default risk and portfolio companies could be unable to repay or refinance outstanding principal on their loans at or prior to maturity” that “investments with a deferred interest feature, such as original issue discount income and payment-in-kind interest, could represent a higher credit risk than investments that must pay interest in full in cash on a regular basis.”

Although it may be true that certain OID and PIK instruments have higher interest rates than corresponding coupon loans, the Fund respectfully submits such statement would only be true on a case by case basis and that, therefore, it would be inaccurate to include the disclosure requested in the subsection (a) above.

The Fund respectfully submits that it would be inappropriate to single out OID and PIK income securities as having unreliable valuations. The Fund respectfully submits that the risk factor entitled “The majority of our portfolio investments will be recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of the majority of the Fund’s investments. Although, as stated in subsection (b) above, OID and PIK securities may have more uncertain valuations because of the deferral of interest payments to lenders inherent in their structures, the Fund believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with OID or PIK income than for debt securities without OID or PIK income.

David L. Orlic August 13, 2021 Page 7

The Fund respectfully submits that the third paragraph of the risk factor entitled “There are significant potential conflicts of interest that could affect our investment returns— Our management and incentive fee structure creates incentives for GC Advisors that are not fully aligned with the interests of our stockholders and could induce GC Advisors to make certain investments, including speculative investments” states that the incentive fee earned by GC Advisors includes accrued income that may not have been received in cash and that the incentive fee may create an incentive for GC Advisors to invest on the Fund’s behalf in instruments with a deferred interest feature, including instruments with PIK income, which addresses the Staff’s comment in subsection (c) above.

Classified Board of Directors, page 106

10.	With respect to this subsection, and the one entitled “Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws,” please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions (such as the effect of depriving shareholders of an opportunity of selling their shares at a premium over prevailing market price); and (iii) whether the board of directors or trustees have considered the provisions and determined that they are in the best interest of shareholders.

Response:

The Fund has added disclosure prefacing the above-referenced subsections with additional detail regarding anti-takeover provisions in the MGCL and the Fund’s charter and bylaws, including the rationale for adopting such provisions and the positive and negative effects of such provisions. The Fund has also added disclosure stating that its board of directors has considered these provisions and determined that they are in the best interests of stockholders.

Control Share Acquisitions, page 108

11.	Please revise disclosure in the last paragraph of this section to indicate that the board of directors can amend the bylaws without shareholder approval.

Response:

As requested, the Fund has revised the disclosure indicate that the board of directors can amend the bylaws without stockholder approval.

David L. Orlic August 13, 2021 Page 8

Item 15. Financial Statements and Exhibits, page 110

12.	We note significant disclosure relating to the Staffing Agreement, including risk factor disclosure. Please file this agreement as an exhibit to the registration statement, given that the registrant has a beneficial interest in it. See Item 601(b)(10)(i)(B) of Regulation S-K.

Response:

The Fund respectfully submits that it does not believe that is the Staffing Agreement is required to be filed as an exhibit to the Registration Statement. Item 601(b)(10) of Regulation S-K requires the filing of, in relevant part, only material contracts “as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” Neither the Fund nor any of its subsidiaries is a party to the Staffing Agreement, nor does the Fund believe it has a beneficial interest in the Staffing Agreement since it has no rights or obligations under such agreement and would have no recourse in the event that the Staffing Agreement were to be terminated.

Note 2 – Accounting Policies, page F-4

13.	Please explain to us the accounting treatment of any organization and offering costs expected to be incurred by the Company, citing specific references to U.S. GAAP.

Response:

For accounting purposes, the Fund is operated as a continuously-offered fund. The Fund respectfully submits that organization and offering costs are recognized as a deferred charge and amortized to expense over 36 months on a straight-line basis from July 1, 2021, the date when the Fund’s operations began. The Fund acknowledges that this is longer than the period indicated under ASC 946-20-25-6 but disclosed the deviation to investors in the private placement memorandum and chose the 36-month period primarily because it would require substantially all of the Fund’s investors to bear some portion of the offering costs, rather than putting the expense burden on only those investors who participated in the early closings, which investors will not represent a majority of the Fund’s investors.

* * * * * * * * * *

David L. Orlic August 13, 2021 Page 9

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3395 (or by email at matthew.carter@dechert.com) or Thomas J. Friedmann by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:          David B. Golub, Golub Capital BDC 3, Inc.

Ross A. Teune, Golub Capital BDC 3, Inc.

Joshua M. Levinson, Golub Capital BDC 3, Inc.

Thomas J. Friedmann, Dechert LLP